FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 21, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Ministry of Communications of Turkmenistan Suspends MTS’ Operations

December 21, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that the Company has suspended its operations in Turkmenistan in accordance with the notice from the Ministry of Communications of Turkmenistan received by MTS on December 15, 2010. The notice informed the Company of a decision to suspend licenses held by Barash Communications Technologies, Inc. (“BCTI”), MTS’ wholly-owned subsidiary in Turkmenistan, for a period of one month starting from December 21, 2010.

The Company has brought legal actions against the Ministry of Communications of Turkmenistan in the International Court of Arbitration at the International Chamber of Commerce in connection with a number of breaches by the Ministry of the trilateral agreement(1) (“Agreement”) and in the Arbitration Court of Turkmenistan in connection with aforementioned decision to suspend BCTI’s licenses. In addition actions were brought by BCTI in the International Court of Arbitration at the International Chamber of Commerce against TurkmenTelecom and Altyn Asyr — both state-owned telecom operators, in connection with their alleged termination of the interconnection agreements with BCTI. MTS management is continuing negotiations with the Ministry of Communications and officials of the Government of Turkmenistan to resolve the situation amicably and continue its operations in Turkmenistan.

As was stated previously, the Company at all times had reasons to believe that the Agreement would be extended and had approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications failed to grant the extension in accordance with the terms of the Agreement.

In any event, it is the Company’s opinion that the expiration of the Agreement does not preclude MTS from continuing its operations in Turkmenistan nor can any alleged termination of the Agreement serve as the basis for suspension of BCTI’s licenses, and that the notice must have been given as a result of misinterpretation of local laws and regulations by the Ministry of Communications of Turkmenistan.

The Company shall vigorously defend its legal rights and investment interests.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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(1) MTS has been operating in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, MTS and the Ministry of Communications of Turkmenistan, which expires on December 21, 2010, unless extended pursuant to its terms and conditions. As has been disclosed in the Company’s 20-F filings for the years 2005-2007, in accordance with certain provisions of this agreement, BCTI shares net profit derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit is calculated based on the financial statements prepared in accordance with local GAAP subject to certain adjustments. Under the terms of the agreement, BCTI shared 49% of the net profit since the date of acquisition through December 21, 2005, and 20% of the net profit commencing December 21, 2005.

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 105.0 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: December 21, 2010